ENVOY CAPITAL GROUP INC.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class COMMON SHARES

Holder Account Number

B9999999999 IND

Intermediary

ABCD

Fold

Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on April 8, 2011

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 10:30 am, Eastern Time, on April 6, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

B9999999999

IND DT2

Appointee(s)

The undersigned shareholder(s) of Envoy Capital Group Inc. (the "Corporation") hereby appoint(s) David Hull or, failing him, Darlene Soper

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders (the "Meeting") of the Corporation to be held at the Exchange Tower, 130 King Street West, Suite 2110, Toronto, Ontario on Friday, April 8, 2011 at 10:30 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

For Withhold

1. Election of Directors

Management recommends that you vote **FOR** all of the persons nominated as directors to be elected by the shareholders listed in the Management Information Circular. ☐ ☐

Vote FOR or WITHHOLD for all nominees proposed by Management

Fold

For Withhold

2. Appointment of Auditors

Appointment of Meyers Norris Penny LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the granting of the authority to the directors of the Corporation to fix the auditors' remuneration ☐ ☐

For Against

3. Stock Option Plan

To consider, and if deemed advisable, pass, with or without variation, a resolution approving the Company's new 10% rolling stock option plan; ☐ ☐

For Against

4. Amendment of the Articles

To consider and, if deemed advisable, pass, with or without amendment, a special resolution to amend the articles of the Company for the purpose of dividing the issued and outstanding common shares of the Company on a basis of a range of up to two (2) new shares for one (1) old share, subject to the actual determination by the board of directors and to be effective on or before July 29, 2011; ☐ ☐

For Against

5. By-law 1A

To consider, and if deemed advisable, pass with or without variation, a resolution confirming by-law 1A of the Company. ☐ ☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

ENVOY CAPITAL GROUP INC.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class COMMON SHARES

Holder Account Number

B9999999999 I ND

Intermediary

ABCD

Fold

Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on April 8, 2011

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 10:30 am, Eastern Time, on April 6, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4291 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER** listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

B9999999999

IND DT2

Appointee(s)

The undersigned shareholder(s) of Envoy Capital Group Inc. (the "Corporation") hereby appoint(s) David Hull or, failing him, Darlene Soper

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders (the "Meeting") of the Corporation to be held at the Exchange Tower, 130 King Street West, Suite 2110, Toronto, Ontario on Friday, April 8, 2011 at 10:30 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

	For	Withhold
1. Election of Directors Management recommends that you vote **FOR** all of the persons nominated as directors to be elected by the shareholders listed in the Management Information Circular.	☐	☐

Vote FOR or WITHHOLD for all nominees proposed by Management

Fold

	For	Withhold
2. Appointment of Auditors Appointment of Meyers Norris Penny LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the granting of the authority to the directors of the Corporation to fix the auditors' remuneration	☐	☐

	For	Against
3. Stock Option Plan To consider, and if deemed advisable, pass, with or without variation, a resolution approving the Company's new 10% rolling stock option plan;	☐	☐

	For	Against
4. Amendment of the Articles To consider and, if deemed advisable, pass, with or without amendment, a special resolution to amend the articles of the Company for the purpose of dividing the issued and outstanding common shares of the Company on a basis of a range of up to two (2) new shares for one (1) old share, subject to the actual determination by the board of directors and to be effective on or before July 29, 2011;	☐	☐

	For	Against
5. By-law 1A To consider, and if deemed advisable, pass with or without variation, a resolution confirming by-law 1A of the Company.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.